Exhibit 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
April 15, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

BG Srinivas
Member – Executive Council and Head - Manufacturing

Chandra Shekar Kakal
Member – Executive Council and Head – Enterprise Solutions

TV Mohandas Pai
Member of the Board and Director – Human Resources, Education and Research and Administration

Swaminathan D.
Infosys BPO –CEO

CNBC

Udayan Mukherjee

Mitali

Udayan

Kris before we start talking about the numbers, there is a little bit of confusion about Mohan’s resignation and Dinesh’s resignation. Can you tell us exactly why has that happened and does it have anything to do with the succession plans that you are about to put in place on the 30th of April?

Kris Gopalakrishnan

No, it does not have anything to do with the succession planning. Dinesh is one of the co-founders in the company. He has retired from the board. He is okay but he cannot stress himself too much and he thought it was appropriate time that he takes it a little bit easier and he retired from the board. This is effective June 11th when the AGM happens.

Mohan has been looking at a larger canvas for his impact on not just Infosys but on society, which is always fair. He has been part of many of the policies, think tanks and his impact on the larger India has been there for quite sometime. Now he wants to see whether he can have a significant impact on education, significant impact on policies etc and that is why he has resigned from the board, effective again the AGM date.

Udayan

You are saying categorically that this has nothing to do with whatever new management gets put into place in April and where his place would be then given the new scheme of things. It was not prompted by any such considerations?

Kris Gopalakrishnan

Not prompted by any such considerations. When you look at the future of Infosys, both of them said that this is the right time for them to look at other things.

Udayan

Now to the numbers. Your dollar guidance is fine 18%-20%, but your rupee EPS guidance has disappointed the Street, coming it at just a 5%-7% indication. Why such a muted rupee EPS guidance?

Kris Gopalakrishnan

Rupee guidance is muted because it is a translation from the dollar guidance. We look at the appreciation of rupee and then we translate that. The environment is a normal environment and that is why we have given an 18%-20% revenue growth guidance. We are continuing to recruit. This year, against 40,000 gross hiring which we said last quarter, we have recruited 43,000 people. Next year we are looking at recruiting 45,000 people. and utilization is about 75% for Q4 excluding trainees. We believe that it will be a normal environment. We have guided for 18%-20%. Client additions continue to be very strong, we added 34 new clients and the quality of the clients is kind that we want, the Global 1000, Fortune-500 type of clients. We also see deal flow happening. March quarter is a soft quarter. We thought it will be a soft quarter, it has ended us as a soft quarter. Volatility in the environment also has increased. What I mean by that is sometimes the decisions get delayed due to external circumstances and that is the typical Q4. It has ended up like that. But we expect over the next full year to be a normal year and that is why we have guided for 18%-20%.

Mitali Mukherjee

Is it just a calculation or conversion issue on what you are guiding for the EPS, because for a lot of people it seems to be that in FY 12, you have sacrifice volumes for your margin contraction, which is why the EPS figure is so much lower?

Kris Gopalakrishnan

Let me clarify. When I said about the guidance of EPS, there is an impact of compensation increase, there is an impact of rupee which has appreciated and both of those are factored. We are recruiting significant number of people, so we expect a lower utilization. Right now itself utlization is 75%. So that is what is reflected. If the growth comes back as we did this year, margins would be better than the guidance.

Mitali Mukherjee

Shibu, Bala mentioned that this time around in your interaction with clients the decision in terms of spend has perhaps got stymied a little bit because of events in Japan etc, but when we spoke with your peers last, they indicated that for the first time there is clarity on budget spends. What exactly are you getting by way of a picture of budget spends and how much people are willing to put in?

S.D. Shibulal

From a budgeting perspective when we talk to our clients, the budgets are mostly closed. They are flat or marginally up, 2%-3% average. The decision-making (as Kris said) is getting delayed because of many uncertainities they deal with. For example while there is stability in the market, there is still the unemployment and various other issues which they are dealing with and of course things like Japan suddenly happen and then the impact is not known, so they tend to take delayed but hurried decisions. When they take it, they want it tomorrow but when they delay it, they delay it as much as they can. The important thing to note is that we are playing in the 3 buckets where they operate. They want to optimise their operations, that is where we have our strength. We are very relevant to them in optimizing their operations and we are playing in that sandbox. We are playing in the transformational space because they really need to transform their business to the new normal. They need to create growth. They need to create margins and differentiate in the markets. We are clearly positioned as a player in the transformation space. We are also starting to play in the third bucket which is what we call the business innovation or the product and platform space. These are things which they need to do to take advantage of some of the global trends like emerging markets, sustainablity or digital consumers. So we are very well positioned as an enterprise player in all the 3 areas where the spend is. That is why we clearly believe that we are well positioned for next year.

Udayan

Bala, 18%-20% dollar revenue guidance but only a 7 % rupee EPS guidance at the top end cannot be only for a currency consideration. How much have you scaled down margin expectations for FY'12?

V. Balakrishnan

Udayan, what we are trying to do today? After a big recession in the US, clients finetune their spending to what is happening in the macroeconomic environment more quickly than what they used to do. Earlier the lag effect was 2-3 quarters. Today, it is immediate. When they see all the uncertainities in the global economic environment, they finetune their spending much more quickly than they used to earlier. That is why we have seen the impact this quarter. Next year, when you look at the customer’s budget, all the customers have finalized the budget. We have much more clarity on what they are going to spend on but whether they will actually spend that money, is a concern because if the economic environment continues to be challenging and they see much more macro issues, they will finetune their spending. That is why we are cautious. We have given 18%-20% dollar revenue growth guidance. If you look at the margins, we are assuming from 300-basis points impact on the operating margins. Why? 100-basis points because of currency. Rupee has gone to 44.50 by the end of the year which we do not have control. We are hiring 45000 people next year. We are giving 10%-12% wage increase in India. We are talking about 2%-3% wage outside India. So we are making all those investments. We are ending this year with a very low utilization. We have the capacity. If the growth comes much better than what we expect, probably we will have an upside on the margins. But right now depending on the visibility, depending on the investment we are making, we are assuming 300-basis points impact on the margins. So if look at the dollar EPS, it is 8%-10% growth. If we convert to rupee it is lesser, but we believe we have to make those investments because when the growth comes, we should not be caught by surprise. We are making those investments. We believe that if the environment is better, we will be better off on the margins.

Udayan

So can you just break that up, 100-basis points out of the 300 bps is on account of the currency? What is the remaining 200 bps?

V. Balakrishnan

Another 120-130 basis points because of utilization because we are hiring more people. Balance is the the normal expenditures. We always say margin will be within a band of 50 to 100 points, balance could be that.

Mitali Mukherjee

And wage inflation is 10%-12% you said?

V. Balakrishnan

Offshore.

Mitali Mukherjee

What you are pencilling in for pricing, Bala, when you are working with that margin erosion?

V. Balakrishnan

Normally we take the same pricing what we get in the fourth quarter to continue for the next year because we do not have much visibility into that. That means an increase of around 3% in dollar terms. If you take constant currency it could be app 1%.

Mitali Mukherjee

Shibu, we have spoken in the past about big contracts and how Infosys approaches them. There is some criticism in that Infosys is hesitant to get into multi-vendor deals which is why you have had to suffer a little bit more than peers on account of volume growth or revenue growth. How would you comment on that and how would you approach that in FY'12

S.D. Shibulal

First of all I think this quarter has been pretty good for us on large deals and transformational deals. We have 4 transformational deals which we closed this quarter and we also closed nother 6 large deals. Interestingly, this quarter when we were looking at the data, we figured that the size of the deals which we closed is much larger on an average than the ones which we lost. We have done fairly well on the larger size deals this quarter. That is very important for us. We look at deals from a very strategic perspective. It has to make sense for us, it has to be profitable, it has to be a strategic client, it has to make sense for us to execute and the contracting terms has to be relevant to us, it has make sense for us. We look at it in a short-term and a long-term perspective and that is how the decisions are made. At any point in time we are chasing about 12 large deals. These are anywhere between $10 to $250 mn, in fact mostly between $100 and $250 mn. Our win ratios are fairly good, I do not see a concern in that space.

Udayan

There were a few hiccups in the fourth quarter Shibu. North America declining 0.3%, BFSI, your strong vertical was down about 0.5% sequentially, should one fear that any of this volatility can be spilling over to the next fiscal year?

S.D. Shibulal

I do not think so because quarter-on-quarter changes, I do not think one should focus upon a lot. Year-over-yearI think we have been quite stable in most of these verticals. If you look at our strong verticals, in BFSI we have been rated as #1 by Walters Magazine. In Retail we have been rated as #1 (by RIS). In manufacturing, we have clocked a billion dollars of revenues this year. We have emerging verticals like energy & utilities, services which are doing well for us. There are some verticals in which we are investing like healthcare lifesciences. So we are doing pretty well in verticals all around. If you look at service lines, even there there is some interesting data. We get app $450 mn from Independent Validation Services, app $ 325 mn in system integration and $ 380 in Infrastructure management and app $ 350 mn business process management. Each of these service lines are capable of reaching a billion dollars in revenues. So these are really stable growth engines for us for the next 3 years. Simultaneously, we are starting up new service lines. Recently we have started 3 new service lines, focused on Cloud (which is a transformation phenomenon in the industry), on Mobility which has become very relevant to our enterprise clients and sustainability. So we are creating growth engines for the future simultaneously which will create the same kind of situation may be 3-5 years from now. We have engines which were built in the last 4-5 years which are reaching accelerated growth. I believe that we are well positioned in verticals and in service lines.

Udayan

Kris, a two-tier question on management changes. You will disclose them on the 30th of April. Any reason to believe that there could be some top management continuity? You have clarified on Mohan but once that comes in, could there be any such reshuffle in that at the top management level from the familiar faces that we see. How does it extend to the rest of the organization in terms of attrition levels going into FY’12?

Kris Gopalakrishnan

Our aim always has been to make sure that we have a leadership bench. We make sure that as much as possible, positions are filled from inside candidates. That has been the philosophy of the company. That is why we have a leadership development. We grew leaders from inside etc. The board will decide on April 30 but definitely the philosophy of the company is that the leadership development is part and parcel of the growth of the company. We have also said this company will be professionally managed, this company will have the continuity that is necessary and all the transitions in the past have been handled very smoothly and I have no hesitation in saying that all the future ones will also be handled smoothly.

Mitali Mukherjee

Kris, is it the thinking of the management that there is a need for a lot of structural changes within Infosys. I am not just talking about the top tier changes because this time round it has been pointed out that individuals with multiple verticals under them have sometimes struggled in order to get all the verticals to perform at the same rate?

Kris Gopalakrishnan

You have to realize that every industry does not grow at the same rate. Every industry does not invest at the same rate. For example in telecom, the investment cycles are very different from investment cycles in a banking and capital market. Banking and capital markets benefited from some of the regulatory changes, some of the M&As that have happened, typically they also spent much more on technology. So the profiles are very different. We will look at what is the right structure that is required, definitely that process is on. We are consolidating in to very strong industry-focused or client-focused verticals and that will happen. When you start something, you need to protect that and not disperse it across the organization. Shibu talked about independent validation or infrastructure management etc., but then when it reaches a certain size, there is enough volumes in each of the verticals to look at a vertical specialization for those. That kind of adjustment will continue to happen and we are in that process of adjustment.

Mitali Mukherjee

Bala, just a few clarifications. On the EPS that you have set out, are you working with any interest income baked in to that EPS figure that you are guiding to on the rupee side?

V. Balakrishnan

Yes, interest income could be slightly higher than in FY 11 because the yield has slightly gone up. The average yield for FY 12 could be around 8.5%. In FY 11, it was less even though we have seen it going up at the end of the year. We are also seeing it moderating down next year. If the interest income is high, there will be offset because of tax because we pay full tax on interest income. I think the key issue is the operating income. Operating income could be better if we get the growth and there will be slightly higher non-operating income, there could be slightly higher tax. At the net margin level, the impact could be minimized to around 200 basis points.

Udayan

Just want to pick this point Bala that you are making that if growth is better than what you are expecting, then the margin erosion will not be as much as you are fearing. In FY 2011 too, you had a very good year in terms of revenue growth, you are exiting the year with 26% dollar revenue growth but your rupee EPS has only grown 10% this year. Why should next year be much, much different.

V. Balakrishnan

There are 2 things. First the rupee. Rupee has appreciated year-on-year by app 4%. That had an impact of 1.8% on the operating margins. However, the decline in operating margin is only 1%. That means we have done much better if you remove the currency effect. Second tax rate has gone up substantially this year. If you discount those two, we are much better off on the margins.

Udayan

So, tax would be much lower in FY 2012?

V. Balakrishnan

FY 2012, the effective tax rate could be the same, it may be within the range of 27 to 28%. It may not change drastically. We are one of the largest taxpayers in this country today.

Udayan

Shibu, just some more clarity on the verticals that you were speaking about. Assuming that there is no price growth which you are factoring in the guidance then your dollar volume should grow 18-20% next year. Which verticals that you think will exceed that 18-20% guidance and which will fall short, will telecom be much lower, would BFSI be much higher?

S.D. Shibulal

The telecom vertical continues to struggle a bit. Kris talked about the investment cycle and various other factors thatare impacting the telecom vertical especially in US. We have seen actually growth in some other parts of the world but not much in US. We believe that verticals like manufacturing, retail, energy & utilities, BFSI of course is stable for us, these verticals will do fairly well. We are investing more into verticals like healthcare and life sciences. We will see some minor revenues from our foray into Infosys Public Service but that will be quite small.

Mitali Mukherjee

On the point you were making about budget spends, Shibu, Infosys is affected more by discretionary spend as well. What is the sense you are getting in terms of discretionary spend? Is that still extremely muted or is it still open?

S.D. Shibulal

I think if you are look at our consulting and system integration revenue which is approximately 25-26%, I think that has grown considerably year-on-year. Every year we have seen growth in that which means that we are able to capture a larger portion of the discretionary spend. I go back to what I talked about, if you look at the client spend and bucket it in to three parts, transformation, operation and innovation, we are a clear player which can play in all these 3 buckets. We are truly an enterprise player and that is where we are making all the investments. When Bala talked about investments into recruitment, it includes recruitment in front-office which is meant to create strength in the discretionary spend space which is the transformation space. We are spending a lot of money in to research and development which should enable us to create accelerators for the third bucket. We are clearly becoming an enterprise player and we believe that we can capture revenue in all the 3 areas where the clients are spending and be relevant to them in all those three areas.

Mitali Mukherjee

Bala, net attrition this quarter is 17%. Would you say a 10-12% wage inflation is sufficient to cover that kind of attrition rate going in to FY 2012?

V. Balakrishnan

Attrition is coming down. It is a tail effect because you calculate on the last 12 months. Definitely there is a trend that the absolute numbers are coming down. Last year we gave a very big wage increase and that was on top of the mid year hike we gave in 2010. We are top of the stack in terms of wage increases. This year I think 10-12% is a good wage increase considering what the environment is.

Udayan

Kris, is there an upside risk to that? Would you say that is the base, the minimum that you have to do and there could be some upside risk to the 10-12% numbers on wage inflation?

Kris Gopalakrishnan

We have looked at market data, we have looked at (as Bala said) the increases that we have given over time and we believe that this will be a good increase. When you look at attrition, you have to remember that Q1 was when the attrition peaked and Q1 is still in the LTM calculation. If you look at next quarter onwards, you will see the decline clearly visible in the LTM numbers.

V. Balakrishnan

Also, we have a good, variable, salary structure. If the company performs well, people get more.

Udayan

What is the objective behind the 30th April plan? Is it just a regular management shuffle with promoting some of the people into what they can do better or is there a strategic shift that you are trying to bring in for the next 2-3 years with whatever the plan which is being put in to place at the end of this month?

Kris Gopalakrishnan

Clearly August 20 is a milestone for the company. Murthy is retiring from the Board and we have to make the necessary changes from a succession planning perspective.

Udayan

I am talking about the executive management change.

Kris Gopalakrishnan

Executive management changes are ongoing. That is not linked to April 30 at all. As I said we are looking at consolidating in front of the client, so that we can bring the best of Infosys. Over the years, we have created the critical mass that is required for certain services. Now we can start looking at vertical specialization of those services since enough critical mass is there when you look at each of these services. It is about doing what is necessary to make us more efficient in front of clients and creating new engines of growth. Shibu talked about cloud, mobility and sustainability as new engines of growth in the future, learning services is another one which is growing. So these are ongoing.

Mitali Mukherjee

So who takes over as Head of HR for Infosys?

Kris Gopalakrishnan

Head of HR is Nandita Gurjar.

Mitali Mukherjee

What was Mohan’s role?

Kris Gopalakrishnan

Mohan was on Board representing HR and that is something we will come back. He is still there till June 11.

Mitali Mukherjee

Bala, do not get bored of 8% yield on all that cash on your books every year? Any special dividend, bonus?

V. Balakrishnan

We have given a special dividend in October. I am not bored I am one of the largest fund managers in India today. I am very happy about it

Udayan

Shibu, what is your central concern going into FY 2012? We spoke about how clients are reacting to different events now much swiftly? Is QE3 a big issue? Would it be material for your business whether it happens or not? Are those kind of macro moniterables anyway influencing your guidance or your business?

S.D. Shibulal

Yes, because if you look at the future, there are multiple things which we need to address. These are challenges but we need to continue to address it. There is volatility in the economic situation, there is uncertainty, there is uncertainty in the currency situation because almost all currencies seem to be volatile, regulatory changes is something which we need to continuously watch because in these kinds of economic situations, there are possibilities of regulatory changes. Not that it will impact us but we need to react to them. So we need to be aware of economic volatility, we need to be very aware of the currency volatility, we need to address regulatory changes which will come through, these are some of the challenges which we need to deal with. Our clients are also dealing with the same. They are also addressing some of these things and that is why the decisions are later but quicker. Once they decide they need to do something, they go ahead but they try to decide it much later. That is what we are addressing.

Udayan

Kris on the 30th April meeting will Infosys have a new CEO? Can you confirm that for us? Is that part of the agenda for that meeting?

Kris Gopalakrishnan

I cannot confirm anything about April 30 because that is again a Board responsibility and Board will address that at that point.

Udayan

But don’t not you lay out an agenda of what is to be taken up in that meeting? Like in a bonus, you say that a bonus will be considered in a board meeting?

Kris Gopalakrishnan

We are saying that the issue of succession planning will be addressed on April 30.

Udayan

Only with reference to the chairman or with executive management?

Kris Gopalakrishnan

That I cannot confirm or deny. It is the board's responsibility and I am confident in saying that the board is aware of all the issues, all the facts and they will take the right decision.

Mitali Mukherjee

Just a final question Shibu. When we stepped into FY'11 from Q1 to Q4, Infosys steadily kept upping its guidance every time we interacted every quarter. For what you have set out today, is that the base for you and what you hope to overachieve from there or do you think that is your best target for FY'12?

S. D. Shibulal

Our guidance at any point in time is a statement of fact as we see it looking at the future. We consider multiple data points, we look at clients, because our growth is dependent on our clients. We have 620 clients and they are the ones who give us the growth, so their situation reflects back on our guidance. It is a statement of fact. It is not a statement of hope. Every quarter we hope that we do better than what we have planned. Our whole philosophy is about optimize planning and maximize execution. That means at the time of execution, we try to maximize. Every quarter we look at how we can maximize and take advantage of the new opportunities which come in. At this point in time looking at the next 12 months, as we see it, this is the guidance.

Udayan

One final word Kris on the subject that we have been discussing, are you as a management able to live up to the aspirations of many of your top leaders in the organization at this point? Because you have a top rung which is very strong, is there any sense of frustration which is creeping in for any of the them who have been manning leadership roles for the last 4-5 years and they have aspirations on where they need to get and given the constraint that you have of being able to elevate only a few of them, is that leading to any kind of frustration at the top management level?

Kris Gopalakrishnan

That is a very difficult question to answer. Within the corporation there are going to be increased responsibilities and opportunities because the company is growing. 26% growth means that we have added more than $1 bn in revenue, we have added 43,000 employees gross, 17,000 net. That will create a lot of opportunities for growth for people within the corporation. The scale is increasing dramatically. In the last three- and-a-half years, we have doubled in revenue. The scale will give lot of opportunities for people. The breadth of services, the breadth of operations, all those things are challenging everybody, including me. I say that every day is a new day. We have never been there before. But having said that there are possibilities that people may have other aspirations and look out for other responsibilities. I do not believe that is unnatural. What is good about Infosys is that our leadership pool is very large, we have a strong program of leadership development, mentoring and we have been also fortunate that many of the leaders have been with us for many years. It is a wonderful situation to be in. We know who these people are, we know that we can depend on them. I am confident that they will do much better in the future than in the past because the company is growing. I am confident in saying that they will do much better in the future than in the past.

Udayan

Good luck and have a great FY 2012 and we will speak on April 30, I am sure. Thank you very much gentlemen.

Udayan

Gentlemen, good morning. Thanks for joining in. Ashok, unusually sticky quarter for BFSI. What happened? Is it a one quarter blip or anything that one should extrapolate?

Ashok Vemuri

Well, nothing really to extrapolate except the fact that we came off a couple of very strong quarters; 7% growth in the second quarter, 7% growth in the previous quarter. So it is natural to expect a bit of a pause or a hiatus if you will, in a fourth quarter which is anyway a little slower, anyway is hindered by the fact that budgets are not closed. The key thing is that BFSI is a large group in the company and the guidance overall for the company is definitely reflective of what we see in the financial services sector.

Udayan

Subhash, North America actually came down this quarter. Any delivery issues at all which have cropped up in the fourth quarter or is it just a quarterly phenomenon?

Subhash Dhar

It is as Ashok said, it is normally a softer quarter for us anyways and it is just a blip. Overall, if you see North America has grown 25% which is inline with where the company is. We are pretty happy about what's going on with the North American markets

Mitali Mukherjee

Ashok, even so, a 0.50% sequential growth compared to what you have done on BFSI in the past few quarters is more than a cool off. How much of a pushback do you expect to see getting into FY12?

Ashok Vemuri

If we look at the opportunity pipeline and some of the deals that we are in the midst of closing, there have been some spillovers into the first quarter from Q4 for us, we see some very good opportunities. If you look at regulatory and compliance related issues, we are seeing a lot of traction there. In fact we have moved beyond the services part to actually deal on productized applications and platforms. We have had conversations with our clients in some of the impending regulatory changes that are coming whether it’s the Legal Entity Identifier or Dodd Frank or the Volcker Rules etc.We clearly see a lot of traction in data monetizing and in the whole analytics and business intelligence space. We are seeing a change in what they mean by operational efficiencies, it’s not just about cutting cost but using more of the collaborative tools, social commerce and programs and investments that they are making on software and products which they want us to implement. We see a lot of focus continuing on CRM. It is not only the US market. The US market is actually for us reemerging. It is probably the largest reemerging market that we have seen. Europe, with all the uncertainty, is is throwing up very interesting opportunities. So if you look at the number of accounts that we have opened this past half year, a lot of them have been from continental Europe. We expect to continue to see that trend and mine those because once we open them there is a bit of a phase lag between the time you open an account and you begin to mine it. Continental Europe has been very positive for us. Going into the year, we think that it is a seasonal adjustment if you can say that for Q4 and our opportunity pipeline looks pretty good.

Mitali Mukherjee

BG manufacturing has been more solid this quarter as well? What is it a function of? Are your existing clients willing to spend more or are you beginning to mine newer clients in that vertical?

BG Srinivas

It is a bit of both. What we have added significant number of new clients over the last one year period as well as last quarter. At the same time some of our key clients have also rapidly expanded footprint. There are 2 clear opportunity areas as far as manufacturing sector is concerned. One is the sector continues to look inwardly in terms of driving internal operational efficiencies and there is a cost pressure for them. There is significant investments in rationalizing, harmonizing business processes as well as their IT systems. We are very well-positioned in that opportunity space because of our consulting and package implementation capability. We have been able to come out with a global template approach in helping clients, harmonize this business process and reduce cost in a very predictable manner. On the discretionary spend, clients are looking at innovation, newer opportunity creations. In that area there are two thoughts emerging. One is definitely they are expanding into emerging markets like India and China. The other part is they are looking at their consumers and their B2B clients and they are looking at opportunity areas of studying business analytics. There is spend happening in that area. On both these 2 key dimensions, we are able to capture market there. We have added new clients from the Global 1000 client list. These are the must-have clients and this is an area where we see opportunities going forward.

Udayan

Kakal what about enterprise solutions? How was Q4 and what can you see looking into FY12?

Chandra Shekar Kakal

If you look at consulting and package implementation together, enterprise solutions is a part of that. On an overall basis, year-on-year, we have done very well. 31.5% growth from FY10 and our story that we took to the market that we have a consulting capability plus execution capabilities is clearly selling. The value proposition and the value delivery that we have shown to the client is getting re-invites for us. That is how we have been able to grow. Like BG said, manufacturing is our largest vertical, followed by retail and both are doing very well. Going forward, I think we will see good growth coming in as we see the discretionary spending coming back. The foundation that we have put in place like the consulting and downstream implementation capability, that is really doing very well. The strategic partnerships that we have built with the product vendors like SAP, Oracle or TIBCO, IBM, Microsoft etc, the list is growing. We are building strategic partnership with them to go-to-market, to do co-development with them, taking it to the market with the real value proposition to the client. On the supply side, we have done very well in building enterprise solutions academy to take care of a lot of functional consulting requirements that come in. All of that is giving us a very foundation going into the market in FY12. On a quarter-on-quarter basis, if you look at sequentially from Q3 to Q4, it is a phenomena in consulting and package implementation always, that there could be lumpiness in the revenues that will come in depending upon when the program will go-live, how the revenue is recognized, when the milestone happened, when the go-live happened and things like that. There is nothing much to read into that. It is a phenomena in consulting and package implementation. Going forward, FY12 is bright.

Udayan

Subhash, what about telecom? Shibu was telling us earlier that it may continue to be big sticky for a bit longer.

Subhash Dhar

Telecom has definitely been a soft spot for us as you know over the last couple of years. I think the last quarter was no exception to that. But also the last quarter was after about 8 or 9 quarters, it was probably the strongest quarter in terms of pipeline for us. I would not say that we are coming out of the woods yet, but I think we are seeing a light at the end of the tunnel in terms of new transformation projects. If that happens I think we will have seen a complete recovery so to speak in terms of demand coming from multiple industries. The fact is that the clients business is changing very, very fast and the pace of change is high and it is at a time when there is tentativeness in the economy. It is not surprising that they are focusing more and more attention, in fact, sometimes disproportionate attention on transformation projects and that is the whole reason what Kris and Shibu were talking about how we are organizing ourselves on transformation, operations, and innovation. Those three are going to be the drivers for us in the future, hopefully in telecom as well.

Mitali Mukherjee

A lot of industry watches here Chandra Shekar that the greatest pricing war is playing out in PI as a segment. Would you agree with that and is that making it more difficult for you?

Chandra Shekar Kakal

Certain part of the service line like maintenance and support is definitely under pressure on the pricing side. But what we are doing is to move up the value chain and then taking away the kind of work which we were not invited for earlier and that was taken away by some other global SI and we are getting invited for that. Having delivered such programs very well and making the clients go live on their programs, we are getting invited for more and more and that is how we will beat that kind of pressure. We are building capabilities in the industry vertical under the horizontal like SAP or Oracle services, the implementation that we are doing. Today, when we talk to a retail CPG client on a SAP implementation, it is not about a horizontal SAP implementation it is SAP CPG implementation, taking the depth of that particular vertical to the client. All these are value additions that we are doing continuously to make sure that we are not beaten by the commoditization of the service line.

Mitali Mukherjee

Ashok just to understand how much you expect to see in terms of a bounce back, what do you think is an achievable quarterly growth rate for BFSI as a segment? What would be a reversion to mean to your mind?

Ashok Vemuri

I think definitely it would be better than where we are today and it would be reflective of the kind of guidance that we have given for the company which, given our size, definitely would be very comparable and will feed into that. But I think the important thing is that as we are moving beyond just the business operations part of it into the transformation part, you will see that we will be doing transactions which are multi-geographic, multi-asset class, multi-technology and they will be more longer drawn out from our perspective. So there will be a little bit of a constancy or annuity flow of revenues and a lot more constancy in terms of our predictability of that. I think that is the key thing for us. When we look at last year’s performance in the financial services side, we did pretty well given where we were the year before that. We have had some softness in the insurance sector but it is now picking up again, we are beginning to break into some of the Continental European Banks, we are seeing good traction in Australia. Our Finacle product is doing very well and finding acceptance in the western markets. Overall we are very comfortable and we have trained also a lot of our employees for the next set of technologies and initiatives that our banks are working on. From that perspective we are fairly comfortable.

Udayan

Subhash, you guys are the top executive management of Infosys. Is any major restructuring of portfolios handled by you expected on the 30th of April, what you guys look and drive as leaders?

Subhash Dhar

Well not on 30th of April. I think Kris did mention in his previous section that we are organizing around stronger vertical groups and then around transformation, innovation and operation as horizontals. He also said that is under way right now and we are in the middle of that. But I do not think it’s still got any connection with the April 30th meeting that he was talking about.

Udayan

So by when will all that be out?

Subhash Dhar

We hope sooner but I think things are going on anyway because some of these are minor adjustments, some of them are major adjustments. It is not material when they get over. I think what is important is the ones which are more important to be done are done sooner, so some of them have already been announced inside the company and some of them will get announced soon over the next few weeks or so.

Udayan

Swami has come into talk about BPO but before that Mohandas Pai’s last Boardroom with us and he is moving on from the Infosys board. Mohan, we will all be unhappy to see you go. What made you take this decision? What are you going to do next?

Mohandas Pai

I have been thinking about it for the last one year and started talking to Murthy about 9 months back that I want to leave. I want to leave for a very different reason and that is, I have spent 5 years in HR and its time for a new generation of leaders to come up and if I stay in this company till retirement at 60 (that will be 8 more years), I do want to see new people come up, new people to face the market place, take over this leadership of this company and take this company to be among the top 3 in the world in the next 5 years. We have brought this company from the time when it was a $10 mn company in 1994 to a $6 bn, 130,000 person company globally dominant in the top-10. Now its time to go to the top-3 in the next 5 years and for that I think, in Infosys 3.0 you need a different set of people because we can do it, but leadership has to renew itself. It is important for people in the system to understand that they too will get a shot at being leaders when they are still energetic and still passionate about the business. I felt it’s the right time for me to step down so others can come up. I stepped down in 2006 from the CFO position and now I handle a large portfolio. Now I think its time for others to come up. Murthy is retiring in August and we are going to see the founders leave us in about 3-4 years. Dinesh is leaving the board. So there is a re-generation of leadership and you must do it ahead of time. I think it is very important to do it ahead of time because you must prepare for the future rather than be faced with a calamity at some point of time. Leadership is most critical for companies and by doing this we give hope to a lot of people in the enterprise that their careers will be protected and that is important, why should they go outside? I believe we have got at least 100 people in this company who can be CEOs of small, medium and large companies. It is just that people have not met them and it is because of them, that we have been so successful. Swami has been here 6 years and he is now CEO but before that he has been working hard to build this company. You saw Amitabh. Amitabh has now left us and become the CEO of another company. Swami has been CEO of BPO ,he has taken the business, he is respected in the industry, you never knew Swami before two years.

Udayan

Any sense of discontent or unfulfilled ambition which made you take this decision?

Mohandas Pai

I have no unfulfilled ambition because being the CEO of this company was not my aspiration.

Udayan

Never?

Mohandas Pai

Never, right from the beginning. I was happy being CFO. My aspiration was to participate in the management and help build a company which sets standards for everybody to follow and which is widely respected. I believe I have achieved all that I had set out to achieve. This company is globally respected, it is a 130,000 person strong, it is got a fantastic management team, it is done well. Yes, there are ups and downs. We have seen many ups and downs. Today maybe a down. Our guidance may not be liked by people but then this company has the strength to come up and to do that because we are entering a new journey, a new transformation and for that we require to change many things. We are changing for the last 2 years and we will change much more rapidly to fight the battle. So I have no sense of discontent. I am very happy. I am extremely sad because for 17 years this has been my life. This is my dream company. I live and breathe Infosys. I worked Saturdays, Sundays everyday 14 hours, just Infosys. I ignored my family, my poor wife has been ignored, my children have grown up, they will leave me and go, and I will feel emptiness soon. But it has been my whole life and to leave this line and go outside and step down voluntarily is gut wrenching, it is painful to me. But I said I must do it for Infosys. I was a shareholder who was asked by Murthy to come and join the board after the AGM. I’ll go back to being a shareholder. I will sit there, maybe ask them questions on everybody’s behalf.

Mitali Mukherjee

We will miss your candor, first and foremost Mohan, on the Boardroom. Without naming the organization, there is a brokerage today that has indicated, Mohandas Pai’s resignation is the first causality in the management restructuring. Is there any such situation Mohan, where there is strife currently between the management and that needs to be resolved?

Mohandas Pai

There is absolutely no strife in the management. If I want, the Board could consider me to be CEO or COO later. Look, I stepped down in 2006 voluntarily when I was CFO. I won all the awards, I stepped down. Why? Because I want to make sure that we continue and we build good management teams. Now I am stepping down for the same reason and why am I not staying in the company? Why am I leaving the company? It is because I have been a board member for 11 years now. I complete 11 years this time. It is time for others to come and join the board if the board decides, and take the company forward. People have aspirations. Senior people in this company have aspirations. Swami was in the company in the management team, he had aspirations of being CEO. Amitabh was there, so he volunteered, he said Amitabh is good, I’ll work with him, Amitabh left, Swami became CEO. Everybody has to realize the aspiration. So there is no rift at all. This is a company where senior people and especially the founders have thought the benefit of this company and not their own personal benefit. Am I diminished because I leave Infosys? No. Am I happy to leave Infosys? No, I am very sad. I feel devastated personally. But do I feel happy on doing my best for this company? Absolutely. I am an Infoscion till my last day.

Mitali Mukherjee

So when you talk about succession changes that the management and the board hopes to pull through what is it that they want to…

Mohandas Pai

The company is restructured in the sense that we are sharpening the focus on the verticals. Some of that has already been announced and they have sharpened it. Two, the company is empowering the leadership team much more and restructuring the empowerment matrix. Three, it is building a layer of consulting on top of what the company is doing to fight the battle because the battle is going to be fought at the enterprise level rather than the project level. We have all been bottom feeders coming from the bottom doing projects, now we have come to the top of the bottom, now you must go to top and the top the battle is going to be at enterprise level. We are already doing a lot of exciting work on enterprise. We are getting larger and larger contracts. We are impacting business all over but it has to become bigger. For that you need to build a consulting layer. Maybe 5,000-10,000 people consulting layer has to be built. All that has to happen and that requires restructuring of management and that we are doing and that is being done. Murthy is going to step down. We are going to have a new Chairman. The board has not decided and the board will announce a new structure. I am sure they will inform you when it is going to be done and we have an AGM coming. We have a lot of things coming. But a typical end date is Murthy stepping down. Murthy is an icon. You cannot replace the man in this country. He is one of a generation. After independence I think we had three great people in the industry. The first one has been J.R.D. Tata, second Dhirubhai Ambani and third Murthy. These are the people who have led the industry and they have done extraordinary work. Murthy is stepping down. What does it mean for the industry and for Infosys? It is an end of an era and the beginning of a new era and we have got to prepare for the era and to prepare for that, there has got to be seminal change from within. We said all the things, we are thinking, we are doing, the board is working on that and you will see this impact and its announcement in the near future. So it’s a part of that and I am a part of that. They asked me to stay on and be a part of that and carry on. I am 52, I still have got a few years of work left. But I said that look when you restructure, it is better to give them the day in the sun because if you stay on as a senior person who has been here 17 years, people who come there and take executive posts they always ask you a question. They will always ask you to take decisions but they must start taking decision. They must feel they are in the front, they must take the decision. They have to take the challenge upright and you must pass on the guard. It is like running a relay, right? You run the relay and you pass it on to somebody else and make them run faster than you. I wanted people to succeed, they must make it among the top 3 in the world. We brought it from nothing to top 10. Now they must make it in top 3, terms of people maybe we are 5 or 6 now, but it has to be in top 3 in the next 5 years and that is a challenge for everybody, whoever are going to be leaders in this company.

Udayan

How has BPO done this quarter Swami?

Swaminathan D.

Well there has been a very encouraging year, 3 straight quarters of over $100 million of revenues, grew about 20% plus this year, year-on-year.

Udayan

Sequentially?

Swaminathan D.

Sequentially about 9% growth. The profitability has been impacted slightly this year by the pricing pressure. I did mention last time that the whole concept of the BPO industry itself is changing, It has become more transformational rather than just being transactional and we started to look at high-end value services. We started new service offerings in the sourcing and procurement area and in the analytics space. All that has started to sort of show results now. We have today improved our revenue productivity which is a very key metric for us by over 9% year-on-year. While we grew 21%, the headcount actually grew just by about 3% over the year. Those are the kind of things that we are doing. As of today, we have 96 clients. We added 9 clients over the year. The McCamish operations have got fully integrated. Very clearly it is now no more about being India centric. As of now we have more centers outside of India than in India. We have 42 different nationalities working for Infosys BPO at this point in time. So it has really become global in a sense. The kind of service offering that we are taking to the market is absolutely different than what it was several years ago. We are really helping our clients today to build smarter organizations, to build enterprises of tomorrow. So all that has been very encouraging and I do believe that today we have built a very strong foundation across multiple vertical clients that we work with now across the entire enterprise value chain and we have good offerings from the customer service side, in the servicing and procurement side, in the finance and accounting. All of that has been growing very well. We do think that this momentum will continue to go forward in the next year as well.

Mitali Mukherjee

Is it coming with better billing rates as well?

Swaminathan D.

Not in the commoditized services space but I said in the higher-end value services which is really what we have been moving up. The fact that we have today grown 20%, but with the headcount increase of 3%, very clearly demonstrates that the billing rates are going up.

Mitali Mukherjee

On an average, what has the appreciation been in terms of rate?

Swaminathan D.

It would be close to about 5.5- 6%.

Udayan

So Mohan what is going to do now? I heard something about national service, have you got anything fixed?

Mohandas Pai

No, I have not thought much, but the preliminary thoughts in my minds are that about 30-35% of time I will spend in the corporate world. I will probably join 2 or 3 boards which are systemically important for this country because we can make this country in a very different way. I spent 30-35% of my time in the field of education. I am already on many universities and will help build universities. I want to help reform higher education system because the gross enrollment rate is only 13%. India will not grow unless you reform high education. It is very critical and I want to do that. 30-35% time hopefully I will spend time with my family, my wife has not seen me a lot in so many years. I think she wants to see me, but if she decides not to see me and not to spend time and if she gets bored of me, I will probably spend more time on the social side. I am not very sure. I am just thinking of my plans but I am not going to have a full time executive position anywhere. I am not joining any company to run the company. I do not want to work full time any more in any company because after working in Infosys, seeing the growth of Infosys from $ 10 mn. 500 people to 130,000 people and being at the enterprise level all the time having an overall view, participating in the growth of an industry over the last 17 years, participating in the growth of country for 17 years, I have seen so much of change, participating and making change happens, having such an excellent ride, working in all facets, driving the business, selling, delivering, help BPO, Finacle reported to me, HR, in Finance, doing many things in Finance, building infrastructure, cleaning toilets, cleaning roads, building many things. I have done everything in this company that could be done. So I do not want to work anywhere else.

Mitali Mukherjee

You have seen a lot of ups and downs with the company Mohan? Is that a place right now where a lot of people are making comparisons between Infosys and domestic peers and MNC peers, how would you respond to that. Would you say Infosys has a more uphill task now purely because of how intense competition has gotten?

Mohandas Pai

I would say that Infosys always had a premium position in the industry. Infosys always set the standard. Now many companies have come up which are setting standards which are becoming aggressive, which are doing things which is good. It creates an ecosystem. Remember about 5 years ago, in the engineering colleges, IT industry was the only industry hiring. Now many other industries have come up and we have to compete for people. So it is very good. So what is happening in terms of competition is very good. We got a company from Bombay growing faster than us and doing very well. We got a company from Chennai and the U.S. growing very well and they are now showing how to grow faster. It will spur Infosys on. Infosys needs competition from outside and everybody is very aware that you cannot rest on your laurels, you have got to do many things and we are restructuring the enterprise. I think all these ties in about going up. My confidence is that Infosys will be among the top 3 in the world in the next 5 years. I am very confident because the basic building block of this company is extremely strong. The people are extraordinary. We have the best bunch of 130,000 people for any company in the world. These are extraordinary people who have been chosen through rigorous methods, who are being trained, who are being invested in, who have led and everything else. I now want to tell you one more data. We have 102,500 people outside Infosys whose heart beats for Infosys. They left us in the last so many years. They participated and they are all outside. In spite of being the CEOs of company somewhere and they look upon us. So we got to create an ecosystem. I am very confident Infosys will do it, but the transition is going to be tough because the transition cannot be the same project led business. The transition has got to be enterprise-led, solution-led business like the two global majors. You are going to fight them on their home turf and when you fight them on their home turf, the fight is going to be very strong and bitter. We are going to see the Indian players also come up and do that. The bottom end will get commoditized and we will see no pricing increase in the bottom. In the middle, we are seeing some good pricing. The top is lying there. For example what percentage of our revenues is billed at more than $150 an hour onsite, right now may be 3%-5%. It should go to 20%. What percent of revenue is billed at more than $ 35 an hour? It should go to 10%-20% of offshore and why this is important because as we grow up the value chain, we should get paid for it. What is happened to us is that we gone up the value chain in the last 10 years, but we are not getting paid for it and to get paid for it, you have to create a new layer of consultants. You got to get them from outside because the market has to see them and feel they are worth it because you send the same faces who are doing projects, who are now doing something else. People will say, “I have seen you for 5 years why should I pay you more?” So you get a new layer of people. People understand and pay and that takes it up and the battle gets to a next layer and that layer is going to be a different layer altogether and for that you have to restructure the enterprise, you have to renew many things, invest more in sales since we are doing that. We have done it for last 2 years. So the story is still not out. I strongly believe that this is the company to back and this is the company that is going to win.

Udayan

We have been doing this for more than a decade Mitali and I remember the first time we came for the Infosys Boardroom, there was Murthy, Nandan and Mohan doing the Boardroom and I feel quite bad that we will not have Mohan around for the Infosys boardroom. We wish him a very fond farewell. Wish you all the best Mohan for whatever you want to do in life.

Mohandas Pai

Thank you Udayan and I want to thank CNBC and you Udayan because the first boardroom started here. I remember the time when the first boardroom came, you came and it has been a wonderful institution. It is run so well, it changed the face of corporate India, the means of communicating to investors, the means of giving information flows to everybody else, it created greater transparency and more openness and I think it is fantastic. You probably are one of the best medias in the world. You can be compared with anybody else and I am going to miss both of you. Hopefully, we will be in touch and I want to thank you for everything Udayan.

Mitali Mukherjee

Thank you sir.

Udayan

That is Infosys Boardroom for this quarter.